UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 5, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Credit Agreement

On March 5, 2024, the Company announced that Fundrise SFR JV 2 Portfolio, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) previously obtained the initial draw pursuant to a Credit Agreement (the “JPM Credit Agreement”) the Borrowers entered into with JPMorgan Chase Bank, N.A, as agent for the lenders (the “Agent”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “SFR JV 2”) between Fundrise Growth eREIT VII, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries.

The Credit Agreement provides that an aggregate committed principal amount of $50 million will be made available to the Borrowers and may be borrowed subject to satisfaction of certain customary conditions. In the lenders’ discretion, the aggregate committed principal amount may be increased to $770 million.

The JPM Credit Agreement has a scheduled maturity date of June 2, 2025, that may be extended by the Borrowers to June 2, 2026, subject to certain customary conditions.

Under the JPM Credit Agreement, the Borrowers will pay certain fees to be payable upon each advance and a non-use fee which is determined based on the unfunded commitment amount. The JPM Credit Agreement is secured by (i) certain guaranties, and (ii) all assets of the Borrowers, including real estate properties owned by the Borrowers, and, following a mortgage recordation event (as provided for in the Credit Agreement), first lien mortgages on the real estate properties. Additionally, the Agent has control over certain cash accounts.

The JPM Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, acceleration of other material indebtedness, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Attached as Exhibit 15 is a copy of the press release issued on or about March 5, 2024.

Exhibits

15.1	Press Release (March 5, 2024)

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 6, 2024